UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
15 June 2017

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933 AND
THE SECURITIES EXCHANGE ACT OF 1934

GeoPark Limited

File Nos. 333-191068 and 1-36298 -- CF# 34985

GeoPark Limited submitted an application under Rules 406 and 24b-2 requesting (i) an extension of previous grants of confidential treatment for information it excluded from the Exhibits to a Form F-1 filed on September 9, 2013, as amended on October 10, 2013; Form 20-F filed on April 30, 2015; and Form 20-F filed on April 15, 2016, and (ii) confidential treatment for information it excluded from Exhibits to a Form 20-F filed on April 11, 2017.

Based on representations by GeoPark Limited that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit	to Form	Filed on	Confidential Treatment Granted
10.15	F-1/A	October 10, 2013	through December 31, 2026
10.16	F-1/A	October 10, 2013	through December 31, 2026
10.18	F-1/A	October 10, 2013	through December 31, 2026
10.19	F-1/A	October 10, 2013	through December 31, 2026
4.23	20-F	April 30, 2015	through December 31, 2026
4.21	20-F	April 15, 2016	through December 31, 2026
4.21	20-F	April 11, 2017	through December 31, 2026
4.22	20-F	April 11, 2017	through December 31, 2026

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brent J. Fields
Secretary